Exhibit 99.1

D MEDICAL INDUSTRIES LTD.
INTERIM REPORT
(unaudited)
June 30, 2011

D MEDICAL INDUSTRIES LTD.
INTERIM REPORT
(unaudited)
June 30, 2011

D MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
NIS in thousands

		June 30, 2011	June 30, 2010	December 31, 2010	Convenience translation into US$ (In thousands) (note 1b) June 30, 2011
	NOTE	(unaudited)		(audited)	(unaudited)
Assets
CURRENT ASSETS:
Cash and cash equivalents		14,926	30,383	35,085	4,371
Short term deposits		212	-	3,769	62
Trade and other receivables:
Trade accounts receivable		364	1,119	322	107
Other		1,794	1,596	1,904	525
Inventory		2,028	1,349	2,494	594
		19,324	34,447	43,574	5,659
Assets of disposal group classified as
held for sale	6c	3,123	-	-	914
T o t a l current assets		22,447	34,447	43,574	6,573

NON-CURRENT ASSETS :
Property and equipment, net		3,720	2,252	3,815	1,089
Intangible assets, net		10,175	14,477	13,505	2,980
Long-term receivable and loans		570	176	693	167
Deferred charges		-	1,949	-	-
T o t a l non-current assets		14,465	18,854	18,013	4,236
T o t a l assets		36,912	53,301	61,587	10,809

Liabilities and equity
CURRENT LIABILITIES:
Trade and other payables:
Trade accounts payable		1,764	1,653	3,726	516
Other		2,810	2,446	3,161	823
		4,574	4,099	6,887	1,339
Liabilities of disposal group classified as
held for sale	6c	166	-	-	49
T o t a l current liabilities		4,740	4,099	6,887	1,388
NON-CURRENT LIABILITIES:
Provision for royalties to the Israeli Office of Chief Scientist		5,243	4,753	5,236	1,535
Liability to non-controlling interest		-	3,328	-	-
Liability for severance pay - net		51	71	76	15
T o t a l non-current liabilities		5,294	8,152	5,312	1,550
T o t a l liabilities		10,034	12,251	12,199	2,938
EQUITY:
Equity attributable to owners of the parent:
Ordinary shares		2,563	2,020	2,549	750
Share premium and other reserves		228,423	196,395	227,015	66,888
Warrants and equity portion of convertible debt		3,048	3,048	3,048	893
Accumulated losses		(207,462)	(163,429)	(186,168)	(60,750)
		26,572	38,034	46,444	7,781
Non-controlling interest		306	3,016	2,944	90
T o t a l equity		26,878	41,050	49,388	7,871
T o t a l liabilities and equity		36,912	53,301	61,587	10,809

Meny Mor	Efraim Argaman	Amir Loberman
Chairman of the Board	Chief Executive Officer	Chief Financial Officer

Date of approval of the financial statements by the Board of Directors: November 2, 2011.

The notes are an integral part of these consolidated financial statements

D MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NIS in thousands except per share data (Continued) - 1

							Convenience translation into US$ (in thousands)
		Three months ended		Six months ended		Year ended	Three months	Six months
		June 30		June 30		December 31,	ended June 30	ended June 30
		2011	2010	2011	2010	2010	2011	2011
	NOTE	(Unaudited)				(Audited)	(Unaudited)
CONTINUING OPERATIONS:
Sales-net		523	721	840	1,264	1,264	153	246
Cost of sales		2,599	1,431	6,025	2,729	9,085	761	1,764
Gross loss		2,076	710	5,185	1,465	7,821	608	1,518
Research and development expenses		3,118	1,981	7,946	4,053	13,689	913	2,327
Selling and marketing expenses		749	738	1,714	1,322	2,962	219	502
General and administrative expenses		3,283	2,279	6,137	4,489	9,737	961	1,797
Other (income) expenses - net		(225)	(129)	(228)	102	(867)	(65)	(67)
Operating loss		9,001	5,579	20,754	11,431	33,342	2,636	6,077

Finance income		(77)	(92)	(224)	(123)	(243)	(23)	(66)
Fair value losses on warrants at fair value through profit or loss		-	-	-	2,469	2,469	-	-
Finance costs		235	398	252	402	2,275	69	74
Finance costs - net		158	306	28	2,748	4,501	46	8
LOSS FOR THE PERIOD FROM CONTINUED OPERATIONS		9,159	5,885	20,782	14,179	37,843	2,682	6,085

DISCONTINUED OPERATION
Loss for the period from discontinued operation	6c	71	429	3,683	7,024	8,051	21	1,078
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		9,230	6,314	24,465	21,203	45,894	2,703	7,163

The notes are an integral part of these consolidated financial statements

D MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NIS in thousands except per share data (Continued) - 2

						Convenience translation into US$ (in thousands)
	Three months ended		Six months ended		Year ended	Three months	Six months
	June 30		June 30		December 31,	ended June 30	ended June 30
	2011	2010	2011	2010	2010	2011	2011
	(Unaudited)				(Audited)	(Unaudited)
LOSS ATTRIBUTABLE TO:
Owners of the parent:
From continued operations	8,799	5,448	20,076	13,742	35,775	2,577	5,878
From discontinued operations	14	196	1,218	6,245	6,951	4	357
	8,813	5,644	21,294	19,987	42,726	2,581	6,235
Non-controlling interest:
From continued operations	360	437	706	437	2,068	105	207
From discontinued operations	57	233	2,465	779	1,100	17	721
	417	670	3,171	1,216	3,168	122	928
	9,230	6,314	24,465	21,203	45,894	2,703	7,163

LOSS PER SHARE FROM CONTINUED AND DISCONTINUED OPERATIONS ATTRIBUTABLE TO THE
EQUITY HOLDERS OF THE COMPANY:
Basic and diluted
From continued operations	1.13	0.89	2.58	2.36	5.44	0.33	0.76
From discontinued operations	*	0.03	0.16	1.07	1.05	**	0.04
	1.13	0.92	2.74	3.43	6.49	0.33	0.80

* Represents an amount less than NIS 0.01.

** Represents an amount less than $ 0.01.

The notes are an integral part of these consolidated financial statements

D MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
NIS in thousands unless otherwise stated (Continued) - 1

	Attributable to owners of the parent
			Warrants
	Share capital	Share Premium and other reserves	and equity Portion of convertible debt	Accumulated losses	Total	Non-controlling interest	Total equity
BALANCE AT JANUARY 1, 2011 (audited)	2,549	227,015	3,048	(186,168)	46,444	2,944	49,388
CHANGES DURING THE 6 MONTH PERIOD ENDED JUNE 30, 2011: (unaudited)
Share based payment related to restricted shares granted to service provider from Issuance of restricted shares	12	445	-	-	457	-	457
Proceeds from exercise of warrants granted	2	(2)	-	-	-	-	-
Changes in ownership interests in subsidiaries that do not result in a loss of control	-	(347)	-	-	(347)	347	-
Non-controlling interest share in the benefit resulting from loans granted to subsidiaries	-	(254)	-	-	(254)	254	-
Share based payment related to warrants granted to employees and service providers:
of the parent	-	1,231	-	-	1,231	-	1,231
of subsidiaries	-	335	-	-	335	(68)	267
Loss and comprehensive loss for the period	-	-	-	(21,294)	(21,294)	(3,171)	(24,465)
BALANCE AT JUNE 30, 2011(unaudited)	2,563	228,423	3,048	(207,462)	26,572	306	26,878

BALANCE AT APRIL 1, 2011(unaudited)	2,551	227,903	3,048	(198,649)	34,853	179	35,032
CHANGES DURING THE 3 MONTH PERIOD ENDED JUNE 30, 2011: (unaudited)
Share based payment related to restricted shares granted to service provider from Issuance of restricted shares	12	445	-	-	457	-	457
Changes in ownership interests in subsidiaries that do not result in a loss of control	-	(399)	-	-	(399)	399	-
Non-controlling interest share in the benefit resulting from loans granted to subsidiaries	-	(254)	-	-	(254)	254	-
Share based payment related to warrants granted to employees and service providers:
of the parent	-	601	-	-	601	-	601
of subsidiaries	-	127	-	-	127	(109)	18
Loss and comprehensive loss for the period	-	-	-	(8,813)	(8,813)	(417)	(9,230)
BALANCE AT JUNE 30, 2011(unaudited)	2,563	228,423	3,048	(207,462)	26,572	306	26,878

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
NIS in thousands unless otherwise stated (Continued) - 2

	Attributable to owners of the parent
			Warrants
	Share capital	Share Premium and other reserves	and equity Portion of convertible debt	Accumulated losses	Total	Non-controlling interest	Total equity
BALANCE AT JANUARY 1, 2010 (audited)	1,783	167,355	3,048	(143,442)	28,744	589	29,333
CHANGES DURING THE 6 MONTH PERIOD ENDED JUNE 30, 2010: (unaudited)
Proceeds from exercise of warrants granted	237	20,865	-	-	21,102	-	21,102
Acquisition of subsidiary	-	5,113	-	-	5,113	1,354	6,467
Issuance of shares by a subsidiary	-	1,426	-	-	1,426	2,122	3,548
Expiration of warrants	-	29	-	-	29	-	29
Share based payment related to warrants granted to employees and service providers:
of the parent	-	1,607	-	-	1,607	-	1,607
of subsidiaries	-	-	-	-	-	167	167
Loss and comprehensive loss for the period	-	-	-	(19,987)	(19,987)	(1,216)	(21,203)
BALANCE AT JUNE 30, 2010 (unaudited)	2,020	196,395	3,048	(163,429)	38,034	3,016	41,050

BALANCE AT APRIL 1, 2010 (unaudited)	2,003	194,389	3,048	(157,785)	41,655	3,553	45,208
CHANGES DURING THE 3 MONTH PERIOD ENDED JUNE 30, 2010: (unaudited)
Proceeds from exercise of warrants granted	17	1,448	-	-	1,465	-	1,465
Share based payment related to warrants granted to employees and service providers:	-
of the parent	-	558	-	-	558	-	558
of subsidiaries	-	-	-		-	133	133
Loss and comprehensive loss for the period	-	-	-	(5,644)	(5,644)	(670)	(6,314)
BALANCE AT JUNE 30, 2010 (unaudited)	2,020	196,395	3,048	(163,429)	38,034	3,016	41,050

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
NIS in thousands unless otherwise stated (Continued) - 3

	Attributable to owners of the parent
			Warrants
		Share	and equity
		premium	portion of			Non-
	Share	and other	convertible	Accumulated		controlling	Total
	capital	reserves	debt	losses	Total	interest	equity
BALANCE AT JANUARY 1, 2010 (audited)	1,783	167,355	3,048	(143,442)	28,744	589	29,333
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2010:
Proceeds from issuance of shares Net	480	(a)28,613	-	-	29,093	-	29,093
Proceeds from exercise of warrants granted	237	20,865	-	-	21,102	-	21,102
Changes in ownership interests in subsidiaries that do not result in a loss of control	-	49	-	-	49	146	195
Acquisition of subsidiary	-	5,113	-	-	5,113	1,354	6,467
Issuance of shares by a subsidiary	-	1,426	-	-	1,426	2,122	3,548
Non-controlling interest share in the benefit resulting from loans granted to subsidiaries	-	(1,016)	-	-	(1,016)	1,016	-
Conversion of non- controlling interest of subsidiary shares to Company's shares by non-controlling interests	49	1,735	-	-	1,784	833	2,617
Exchange of warrants granted to employee of subsidiary	-	259	-	-	259	(259)	-
Expiration of warrants	-	29	-	-	29	-	29
Share based payment related to warrants granted to employees and service providers:
of the parent	-	2,433	-	-	2,433	-	2,433
of subsidiaries	-	154	-	-	154	311	465
Loss and comprehensive loss for the year	-	-	-	(42,726)	(42,726)	(3,168)	(45,894)
BALANCE AT DECEMBER 31, 2010 (audited)	2,549	227,015	3,048	(186,168)	46,444	2,944	49,388

(a) Net of issuance costs of  NIS 7,262

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Convenience translation into US$ in thousands

	Attributable to owners of the parent
			Warrants
		Share	and equity
		premium	portion of			Non-
	Share	and other	convertible	Accumulated		controlling	Total
	capital	reserves	debt	losses	Total	interest	equity
BALANCE AT JANUARY 1, 2011 (audited)	746	66,476	893	(54,515)	13,600	862	14,462
CHANGES DURING THE 6 MONTH PERIOD ENDED JUNE 30, 2011: (unaudited)
Share based payment related to restricted shares granted to service provider from Issuance of restricted shares	4	130	-	-	134	-	134
Proceeds from exercise of warrants granted	1	(1)	-	-	-	-	-
Changes in ownership interests in subsidiaries that do not result in a loss of control	-	(102)	-	-	(102)	102	-
Non-controlling interest share in the benefit resulting from loans granted to subsidiaries	-	(74)	-	-	(74)	74	-
Share based payment related to warrants granted to employees and service providers:
of the parent	-	360	-	-	360	-	360
of subsidiaries	-	98	-	-	98	(21)	77
Loss and comprehensive loss for the period	-	-	-	(6,235)	(6,235)	(928)	(7,163)
BALANCE AT JUNE 30, 2011 (unaudited)	751	66,887	893	(60,750)	7,781	89	7,870

BALANCE AT APRIL 1, 2011 (unaudited)	747	66,736	893	(58,169)	10,207	52	10,259
CHANGES DURING THE PERIOD ENDED JUNE 30, 2011: (unaudited)
Share based payment related to restricted shares granted to service provider from Issuance of restricted shares	4	130	-	-	134	-	134
Proceeds from exercise of warrants granted	-
Changes in ownership interests in subsidiaries that do not result in a loss of control	-	(117)	-	-	(117)	117	-
Non-controlling interest share in the benefit resulting from loans granted to subsidiaries	-	(74)	-	-	(74)	74	-
Share based payment related to warrants granted to employees and service providers:	-
of the parent	-	175	-	-	175	-	175
of subsidiaries	-	37	-	-	37	(32)	5
Loss and comprehensive loss for the period	-	-	-	(2,581)	(2,581)	(122)	(2,703)
BALANCE AT JUNE 30, 2011 (unaudited)	751	66,887	893	(60,750)	7,781	89	7,870

The notes are an integral part of these consolidated financial statements.

D MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS in thousands unless otherwise stated (Continued) - 1

						Convenience translation into US$ (in thousands)
	Three months ended June 30		Six months ended June 30		Year ended December 31, 2010	Three months ended June 30 2011	Six months ended June 2011

	2011	2010	2011	2010
	(Unaudited)				(Audited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operations (see appendix)	(9,640)	(7,756)	(20,429)	(13,694)	(33,322)	(2,822)	(5,982)
Income tax paid	(10)	(8)	(8)	(8)	(82)	(3)	(2)
Interest received	115	81	223	129	282	34	65
Interest paid	-	-	-	(1)	(1)	-	-
Net cash used in operating activities*	(9,535)	(7,683)	(20,214)	(13,574)	(33,123)	(2,791)	(5,919)

CASH FLOWS FROM INVESTING ACTIVITIES:
Repayment of Loan granted to an employee	-	-	-	207	207	-	-
Repayment of (investment in) short term deposits	-	-	3,501	208	(3,561)	**	1,025
Proceeds from sale of property and equipment	-	-	-	-	20	-	-
Purchase of property and equipment	(37)	(122)	(281)	(396)	(2,256)	(11)	(82)
Purchase of intangible assets	(12)	(29)	(108)	(29)	(87)	(3)	(32)
Net cash provided by (used in) investing activities*	(49)	(151)	3,112	(10)	(5,677)	(14)	911

** Represents an amount less than $ 0.01.

The notes are an integral part of these consolidated financial statement

D MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS in thousands unless otherwise stated (Continued) - 2

						Convenience translation into US$ (in thousands)
	Three months ended June 30		Six months ended June 30		Year ended December 31, 2010	Three months ended June 30 2011	Six months ended June 2011

	2011	2010	2011	2010
	(Unaudited)				(Audited)	(Unaudited)

CASH FLOWS FROM FINANCING ACTIVITIES:
Acquisition of a subsidiary	-	-	-	2,038	2,038	-	-
Proceeds from issuance of shares of a subsidiary	-	-	-	3,396	3,396	-	-
Proceeds from issuance of ordinary shares, net of
Issuance costs (Issuance costs)	-	(849)	-	(1,949)	29,093	-	-
Proceeds from exercise of warrants granted	-	1,465	-	16,056	16,063	-	-
Proceeds from exercise of warrants in subsidiary	-	-	-	-	195	-	-
Net cash provided by financing activities *	-	616	-	19,541	50,785	-	-
NET INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	(9,584)	(7,218)	(17,102)	5,957	11,985	(2,805)	(5,008)
Cash and cash equivalents at beginning of the period	27,706	37,534	35,085	24,388	24,388	8,113	10,274
Exchange gains (loss) on cash and cash equivalents	(146)	67	(7)	38	(1,288)	(43)	(1)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	17,976	30,383	17,976	30,383	35,085	5,265	5,265
Adjustment between Cash and cash equivalents at end of period to the Statement of Financial Position:
Cash and cash equivalents of disposal group classified as held for sale	(3,050)	-	(3,050)	-	-	(894)	(894)
CASH AND CASH EQUIVALENTS AT END OF PERIOD PRESENTED IN THE STATEMENT OF FINANCIAL POSITION	14,926	30,383	14,926	30,383	35,085	4,371	4,371
*Cash Flow from discontinued operations:
Net cash from Discontinued operations used in operating activities	(436)	(442)	(992)	(1,110)	(2,037)	(127)	(290)
Net cash from Discontinued operations provided by investing activities	-	-	-	-	-	-	-
Net cash from Discontinued operations provided by financing activities	-	-	-	5,670	5,865	-	-

D MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED CASH FLOWS STATEMENTS (continued) - 3
NIS in thousands unless otherwise stated
APPENDIX

						Convenience translation into US$ (in thousands)
	Three months ended June 30		Six months ended June 30		Year ended December 31, 2010	Three monthsended June 30 2011	Six months ended June 2011

	2011	2010	2011	2010
a NET CASH USED IN OPERATIONS:	(Unaudited)				(Audited)	(Unaudited)

Loss and comprehensive loss for the period:	(9,230)	(6,314)	(24,465)	(21,203)	(45,894)	(2,703)	(7,163)
Fair value losses on warrants at fair value through profit or loss	-	-	-	2,469	2,469	-	-
Depreciation and amortization	318	141	561	280	662	93	160
Impairments of intangible assets	-	-	3,245	-	-	-	954
Capital loss	-	-	-	-	4	-	-
Interest received	(115)	(81)	(223)	(129)	(282)	(34)	(65)
Interest paid	-	-	-	1	1	-	-
Increase in liabilities to non-controlling interest	-	227	-	243	453	-	-
Exchange (gain) loss on cash and cash equivalents	146	(67)	7	(38)	1,288	44	1
Exchange loss on Short term deposits	-	-	56	-	-	-	16
Liabilities for severance pay - net	(14)	(145)	(25)	(163)	(157)	(5)	(7)
Registration cost of a subsidiary	-	-	-	4,575	4,575	-	-
Warrants granted to employees in subsidiary	(109)	133	(68)	167	311	(32)	(21)
Share based payment related to restricted shares granted to service provider	229	-	229	-	-	68	68
Stock based compensation related to warrants
granted to employees and service providers	728	558	1,566	1,607	2,587	213	458
	(8,047)	(5,548)	(19,117)	(12,191)	(33,983)	(2,356)	(5,599)

D MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED CASH FLOWS STATEMENTS (continued) -  4
NIS in thousands unless otherwise stated

						Convenience translation into US$ (in thousands)
	Three months ended June 30		Six months ended June 30		Year ended December 31, 2010	Three months ended June 30 2011	Six months ended June 2011

	2011	2010	2011	2010
a NET CASH USED IN OPERATIONS: (continued)	(Unaudited)				(Audited)	(Unaudited)
Changes in operating asset and liability items:
Decrease (increase) in trade and other receivables:
Trade accounts receivable	(241)	(463)	(42)	(1,016)	(219)	(71)	(12)
Other	(494)	(164)	282	(541)	(1,246)	(144)	83
Increase in inventories	(10)	(858)	466	(850)	(1,995)	(3)	136
Increase (decrease) in creditor and credit balances:
Trade accounts payable	(1,137)	201	(1,941)	488	2,561	(333)	(567)
Other	(118)	(1,773)	(515)	(544)	564	(34)	(151)
Increase in liabilities with respect to royalties to the Israeli Office of Chief Scientist	322	856	315	1,008	1,090	94	92
Increase in non-current financial assets	85	(7)	123	(48)	(94)	25	36
	(1,593)	(2,208)	(1,312)	(1,503)	661	(466)	(383)
	(9,640)	(7,756)	(20,429)	(13,694)	(33,322)	(2,822)	(5,982)
B. Non-cash activities
Reduction of Goodwill					922
Exercise of Warrants					5,046
Liability to Non-controlling interest					2,617
Share based payment related to restricted shares granted to
Service provider from issuance of restricted shares	228	-	228	-	-	66	66

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 1 - GENERAL INFORMATION:

a.
D Medical Industries Ltd. ("the Company" or "the Parent Company") and its subsidiaries (together - "the Group") are engaged in the research, development, manufacturing and marketing of medical aids for diabetic patients. Through June 30,2011 the Company has been operating in two operating segments, Insulin pumps and related products and Pain alleviation products, the latter being conducted through its subsidiary NextGen Biomed Ltd.(see also note 5). On May 30,2011 the Company entered into a definitive agreement for the sale of its holdings in NextGen. The said agreement was closed on August 3,2011. Accordingly, the assets and liabilities of NextGen, were classified in the consolidated statement of financial position as of June 30,2011, as assets and liabilities of disposal group classified as held for sale, and the results of operations of the subsidiary, were presented, with retrospective effect, as the results of operations of discontinued operations   (see also note 6c).

The Company is a limited liability public company incorporated and domiciled in Israel. The registered address of its offices is 3 Hasadna St.,Tirat Carmel, Israel.

The Company’s shares are being traded on the NASDAQ Capital Market as well as on the Tel-Aviv Stock Exchange Ltd.

b.	Convenience translation into U.S dollars (“dollars” or “$”)

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of June 30, 2011, and the three and six months then ended have been translated into dollars, at the representative rate of exchange on June 30, 2011 (U.S. $1 = NIS 3.415).  The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

NOTE 2 - BASIS OF PRESENTATION OF THE CONDENSED FINANCIAL STATEMENTS:

a.
The accompanying unaudited condensed financial statements of the Group as of June 30, 2011 and for the 6 and 3 month periods ended that date (“the Interim Financial Statements”), were prepared in accordance with International Accounting Standard 34  “Interim Financial Reporting” (“IAS 34”), The interim financial information should be read in conjunction with the annual financial statements as of 31 December, 2010 and for the year ended on that date and with the notes thereto, which were all prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards board (hereafter – "IFRS").

b.	Going Concern basis:

As of June 30, 2011 the Group’s working capital was NIS 17,707 and total equity of NIS 26,878 (of which NIS 26,572 is attributable to owners of the parent). However, during the six months ended June 30, 2011, the Group incurred losses in the amount of NIS 24,465, as well as negative cash flow from operating activities in the amount of NIS 20,214.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 2 - BASIS OF PRESENTATION OF THE CONDENSED FINANCIAL STATEMENTS: (continued)

The Group’s management estimates that its cash resources are sufficient to meet its plans for at least the twelve months following July 1, 2011. Management intends to raise additional funds from external investors during the upcoming months of 2011 that will enable the Group to continue its operations until such time when the Group will generate profits from the sales of its developed products. The Group, therefore, continues to adopt the going concern basis in preparing its consolidated interim financial statement. ( See also note 5b regarding Stand By Equity Purchase Agreement.)

c.	Estimates :

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2010.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.
The accounting policies and computing methods used in the preparation of the Interim Financial Statements, are consist with those used in the preparation of the Annual financial statements for the year ended December 31, 2010, except as described below.

b.	1)	Standards, amendments and interpretations to existing standards that came into effect and are effective for reporting periods commencing on January 1, 2011.

Amendment to IAS 34 – "Interim Financial Reporting" (hereafter – the amendment to IAS 34).  The amendment is part of the annual improvements project of the IASB, made public in May 2010.  The amendment to IAS 34 clarifies and amends the disclosure requirements in interim reports regarding significant transactions or events and other matters. The amendment adds disclosure requirements as to:

•
changes in the business or economic circumstances that affect the fair value of the   entity’s financial assets and financial liabilities, whether those assets or liabilities are recognized at fair value or amortized cost;

•	Transfers of financial instruments between different levels of fair value hierarchy, used to measure the fair value of financial instruments;

•	changes in the classification of financial assets as a result of a change in the purpose or use of those assets;

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES : ( continued)

•	changes in contingent liabilities or contingent assets.

•	The group applied the amendment commencing January 1, 2011 and accordingly, expanded, where relevant, the disclosure provided as part of the interim financial information.

2)
As specified in the annual financial statements of the Group for the year 2010, additional standards, amendments and interpretations to existing standards came into effect and are effective for reporting period commencing on January 1, 2011, but first time implementation of these standards and interpretations had no material effect on the financial information for the interim period (including comparative figures) of the Group.

c.
Additional new standards and amendments to existing standards that are not yet in effect and that the company elected not to early adopt are listed in the group's 2010 annual financial statements. In addition to these standards and amendments, the following standards were issued in May and June 2011, which are not yet effective and the Group has not elected to early adopt them:

▪	IFRS 10 - "Consolidated Financial Statements" (hereinafter - IFRS 10)
▪	IFRS 11 – "Joint Arrangements" (hereinafter - IFRS 11)
▪	IFRS 12 - "Disclosures of Interests in Other Entities" (hereinafter - IFRS 12);
▪	IFRS 13 - "Fair Value Measurement" (hereinafter - IFRS 13).
▪	IAS 27 (revised 2011) – " Separate Financial Statements " (hereinafter – IAS 27R).
▪	IAS 28 (revised 2011) – "investment in Associates and Joint Ventures" (hereinafter IAS 28R).

At this stage, the group is evaluating the impact and timing of implementing these standards.

Following are summaries of key provisions in standards and amendments from the above list that are relevant to operations of the group:

1)     IFRS 10

IFRS 10 replaces all existing provisions relating to control and financial statements consolidation currently within IAS 27 "Consolidated and Separate Financial Statements" and SIC 12 - "Consolidation - Special Purpose Entities". IFRS 10 redefines "control". The new definition focuses on the requirement to have power over the investee and to have exposure, or rights, to variable returns from its involvement with the investee. Power is defined as existing rights that give the current ability to direct the relevant activities. IFRS 10 also includes provisions relating to the distinction between participating rights and protective rights and provisions relevant to cases in which an investor is acting on behalf of another entity or group of entities (agent/principal relationships). The core principle by which a consolidated entity presents a parent and its subsidiaries as if they are a single entity is maintained, as well as the consolidation technique. IFRS 10 will be implemented on annual periods commencing January 2013.Early implementation is possible. An entity electing early implementation will be required to disclose this fact and to also early adopt IFRS 11, IFRS 12, IAS 27 Amendment and IAS 28R on that date.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

2)     IFRS 12

IFRS 12 sets disclosure requirements for accounting matters covered by IFRS 10 and IFRS 11 and replaces the current disclosure requirements in IAS 28. IFRS 12 requires an entity to disclose information to enable users of the financial statements to evaluate the nature of, and changes in, the risks associated with its interests in consolidated structured entities. These disclosure requirements in IFRS 12 relate with these matters: critical judgments and assumptions, interest in subsidiaries, interest in joint arrangements and associates and interest in consolidated structured entities.  IFRS 12 will be implemented for annual periods commencing on January 1, 2013, and thereafter. Early implementation is permitted. An entity can provide some or all disclosure requirements in IFRS 12 in periods prior to its first-time implementation, without being required to fully implement IFRS 12 on that date, or IFRS 10, IFRS 11, IAS 27 Amendment and IAS 28R.

3)     IFRS 13

IFRS 13 provides guidance for measuring fair value and contains relevant disclosure provisions. However, it does not state when or what financial statement items require measurement at fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Fair value measurement assumes a transaction taking place in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market for the asset or liability. Fair value will be measured using assumptions that market participants would use when pricing the asset or liability. IFRS 13 includes many detailed provisions relating to the use of techniques for fair value hierarchy, based on the types of data used in the fair value measurement method and prioritization of fair value measurements.  IFRS 13 also includes guidance on bid-ask spreads in measuring fair value and using bid prices for asset positions and ask prices for liability positions is permitted but not mandatory. The disclosure requirements of IFRS 13 expand the level of disclosure currently existing in IFRSs relating to fair value measurements. IFRS 13 is mandatory for annual periods commencing on 1 January 2013 or thereafter. Early implementation is permitted along with appropriate disclosure of this fact. IFRS 13 will be implemented retrospectively commencing on the annual period in which it will be implemented for the first time. The disclosure requirements in IFRS 13 are not mandatory for implementation on comparative information relating to periods prior to first-time implementation.

NOTE 4 – Inventories:

Inventories are stated at the lower of cost and net realizable value. Cost is determined on the   "First-in, First-out" basis. Cost of products in process and finished products includes raw materials, direct labor and production costs and production overhead (based on normal capacity),  not exceeding its net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs for completion and selling expenses. Cost of goods sold during the six and three months ended June 30,  2011 includes NIS 1,689 (US$ 495) and NIS 644 (US$ 189) respectively, resulting from inventory write-down to net realizable value.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SEGMENT INFORMATION

Management has determined its operating segments on the basis of reports reviewed by part of the Group's management and senior functionaries ("Group Management") that ordinarily makes strategic decisions. The Group Management considers the business from products perspective. The Company's chief operating decision-maker is the Company's Chief Executive officer.

The Group has two main segments of operations: Insulin pumps and related products and pain alleviation products. These operating segments consist the basis under which the Group reports on its segment information.

The group operations are concentrated in Israel while its sales are being made abroad.

The segment information provided to the Group Management for the reportable segments for the six months ended June 30, 2011 was as follows:

	Insulin pumps and related products	Pain alleviation products (Discontinued operation)	Total
Revenue from external customers	840		840
Operating loss
	(16,568)	(3,883)	(20,451)
Segment assets	24,895	3,123	28,018
Other information:

Depreciation and amortization	(557)	(4)	(561)
Impairment of intangible assets	-	(3,245)	(3,245)
Purchase of property and equipment	(281)	-	(281)

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SEGMENT INFORMATION (continued):

The segment information provided to the Group Management for the reportable segments for the six months ended June 30, 2010 was as follows:

	Insulin pumps and related products	Pain alleviation products (Discontinued operation)	Total	Eliminations	Total
Revenue from external customers	1,264		1,264		1,264
Operating loss (includes
registration costs)	(9,109)	(6,417)	(15,526)	5,333	(10,193)
Segment assets	26,528	8,152	34,680		34,680

Other information:

Depreciation and amortization	(277)	(3)	(280)
Purchase of property and
equipment	(396)	-	(396)
Registration costs	-	(6,049)	(6,049)

The segment information provided to the Group Management for the reportable segments for the three months ended June 30, 2011 was as follows:

	Insulin pumps and related products	Pain alleviation products (Discontinued operation)	Total
Revenue from external customers	523		523
Operating loss
	(6,733)	(159)	(6,892)
Segment assets	24,895	3,123	28,018

Other information:

Depreciation and amortization	(315)	(3)	(318)
Purchase of property and equipment	(37)	-	(37)

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SEGMENT INFORMATION (continued):

The segment information provided to the Group Management for the reportable segments for the three months ended June 30, 2010 was as follows:

	Insulin pumps and related products	Pain alleviation products (Discontinued operation)	Total	Eliminations	Total
Revenue from external customers	721		721		721
Operating loss (includes
registration costs)	(5,128)	(5,871)	(10,999)	5,333	(5,666)
Segment assets	26,528	8,152	34,680		34,680

Other information:

Depreciation and amortization	(140)	(1)	(141)
Purchase of property and equipment	(122)	-	(122)

The segment information provided to the Group Management for the reportable segments for the year ended December 31, 2010 was as follows:

	Insulin pumps and related products	Pain alleviation products (Discontinued operation)	Total	Eliminations	Total
Revenue from external customers	1,264		1,264		1,264
Operating loss (includes
registration costs)	(27,528)	(7,659)	(35,187)	5,333	(29,854)
Segment assets	34,324	7,383	41,707		41,707

Other information:

Depreciation and amortization	(639)	(6)	(645)	-	(645)
Purchase of property and equipment	(2,210)	-	(2,210)	-	(2,210)
Registration costs	-	(5,333)	5,333	(5,333)	-

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 5 - SEGMENT INFORMATION (continued):

Adjustment between operating loss for reported segments and total comprehensive loss for reported period :

	Three months ended 30 June		Six months ended 30 June		Year ended 31 December
	2011	2010	2011	2010	2010
	(Unaudited)				Audited
Operating loss for reported segments	6,892	5,666	20,451	10,193	29,854
G&A expenses that did not ascribed to segments	2,205	356	4,024	2,228	5,527

Operating loss	9,097	6,022	24,475	12,421	35,381
Registration costs	-	-		6,049	6,049
Finance income	(102)	(122)	(263)	(151)	(287)
Fair value losses on warrants at fair value through profit or loss	-	-	-	2,469	2,469
Finance costs	235	414	253	415	2,282
Loss and total Comprehensive Loss	9,230	6,314	24,465	21,203	45,894
Discontinued operation	(71)	(429)	(3,683)	(7,024)	(8,051)
Loss for the Period from continued operations	9,159	5,885	20,782	14,179	37,843

Adjustment between total assets for reported segments and total assets for the group:

	Six months ended		Year ended
	June 30,		December 31,
	2011	2010	2010
Reported segment assets	28,018	34,680	41,707
Assets that did not ascribed to segments:
Cash and Cash equivalents	7,882	15,718	18,966
Other assets	1,012	2,903	914
Total assets in the statement of financial position	36,912	53,301	61,587

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 6 - MATERIAL EVENTS DURING THE REPORTED PERIOD:

a.
On January 11, 2011 the Company's  Annual General Meeting of Shareholders approved a monthly compensation in the amount of NIS 20 plus VAT for the consulting services , between the Company and a corporation controlled by Mr. Zeev Bronfeld who is part of the control group of the Company. The said consulting services are valid for 3 years subjected to 3 month advance notice for revoking the consulting services.

b.
On April 16, 2011 the Company announced that it has signed a US$ 10 Million standby equity purchase agreement ("SEDA") with YA Global Investment L.P., a fund managed by Yorkville Advisors, LLC.(hereunder after "YA") over the course of 24 months (extendable for another US$10 million over a period of additional 24 months). Under the "SEDA" the Company would be able to sell, and YA would be obligated to buy, up to US$500 thousands of the Company's ordinary shares in any ten-day period and per a specific notice. The ordinary shares sold under the SEDA would be purchased at a 3% discount to the lowest market price during the ten-day period. The SEDA would also be subjected to the effectiveness of a shelf prospectus in Israel and the rules and regulations of the Israeli Securities Authority and Tase. Under the SEDA, the Company undertook to pay YA a commitment fee of 2%. On August 15, 2011 the Company entered into Amendment No.1 to the Standby Equity Agreement dated April 16, 2011 pursuant to which the parties thereto agreed that the maximum advance amount that the Company may withdraw at its sole discretion shall be US$ 900 thousands and per a specific advance notice, the parties may increase by mutual consent the maximum amount up to an amount of US$ 1,500 thousands.

Discontinued Operation:

c.
On May 30, 2011 the Company entered into a definitive agreement with Shai Sapir Investments Ltd. for the sale of its holdings in NextGen, in exchange for NIS 5.5 Million (approximately US$ 1.6 Million), subject to certain adjustments, based on NextGen's and its subsidiaries' cash reserves at the closing of the sale transaction. The closing of the sale transaction occurred on August 3, 2011. As of June 30, 2011 the Company's consolidated statement of financial position reflects net assets of NIS 2,957 and balance of non-controlling interest in such assets of NIS 1,047 in respect of its holding in NextGen. The company expects to recognize a gain of NIS 3 Million from the sale of its holding in NextGen shares in the 3 months period ending September 30, 2011.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 6 - MATERIAL EVENTS DURING THE REPORTED PERIOD: (continued)

Financial information relating to discontinued operation is set about below:

	June 30, 2011	June 30, 2010	December 31, 2010	Convenience translation into US$ (in thousands) (note 1b) June 30, 2011
	(unaudited)		(audited)	(unaudited)
Assets
CURRENT ASSETS:
Cash and cash equivalents	3,050	4,774	4,042	893
Trade and other receivables	65	119	86	19
T o t a l current assets	3,115	4,893	4,128	912

NON-CURRENT ASSETS :
Property and equipment, net	8	15	12	2
Intangible assets, net	-	3,245	3,245	-
	8	3,260	3,257	2
T o t a l assets	3,123	8,153	7,385	914

Liabilities and equity
CURRENT LIABILITIES:
Trade and other payables:
Trade accounts payable	35	23	47	10
Other	131	247	347	38
Liability for severance pay - net	-	-	5	-
Liabilities to related party	-	114	106	-
T o t a l liabilities	166	384	505	48
Total net assets of discontinued
operation	2,957	7,769	6,880	866

						Convenience translation
						into US$ (in thousands)
						Three months	Six months
	Three months ended		Six months ended		Year ended	ended	ended
	30 June		30 June		31 December	30 June	30 June
	2011	2010	2011	2010	2010	2011	2011
	(Unaudited)				(Audited)	(Unaudited)	(Unaudited)
Research and development
expenses	15	77	25	257	412	4	7
General and administrative
expenses	144	459	614	826	1,913	42	180
Impairment of intangible assets	-	-	3,245	-	-	-	950
Operating loss	159	536	3,884	1,083	2,325	46	1,137
Registration costs	-	-	-	6,049	6,049	-	-
Finance income	(25)	(26)	(39)	(28)	(43)	(7)	(11)
Finance costs	-	11	1	13	3	-	*
Finance costs - net	(25)	(15)	(38)	(15)	(40)	(7)	(11)
Loss and total comprehensive
loss for the period	134	521	3,846	7,117	8,334	39	1,126
Reduction of intercompany costs	(63)	(92)	(163)	(93)	(283)	(18)	(48)
Total loss from discontinued
operation for the period	71	429	3,683	7,024	8,051	21	1,078

*Represents an amount less than $ 0.01.

D MEDICAL INDUSTRIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS  (continued)

The amounts are presented in NIS in thousands except share and per share data

NOTE 7 - EVENTS AFTER THE END OF THE REPORTING PERIOD:

a)
On September 2,  2011 the Company announced that it has filed a shelf registration statement on Form F-3 with the Securities and Exchange Commission ("SEC"). Under the shelf registration statement, when declared effective by the SEC, the Company  may offer and sell from time to time in the future, in one or more public offerings, up to $25 million of ordinary shares, debt securities, warrants, subscription rights or units, or any combination thereof. The specifics of any future offering, along with the prices, terms, and the use of proceeds of any such securities offered by the Company, will be determined at the time of any such offering and will be described in detail in a prospectus supplement filed at the time of any such offering.

b)
On September 7, 2011 the Company announced that it had initiated a performance improvement program, including the reduction of staff, designed to improve the Company's financial performance in the short- and medium-term periods. The Company does not expect to incur any significant costs relating to the implementation of this program.

c)
On September 12, 2011 the Company announced effectiveness of  a shelf prospectus  in Israel.

The Shelf Prospectus is valid for a period of two years and may be used by the Company to raise  capital or debt in the future through the issuance of shares (including pursuant to the SEDA  entered into with Yorkville), bonds, convertible bonds and/or warrants to purchase shares or  bonds, at the discretion of the Company, subject to a supplemental shelf offering report in which  the Company would describe the specific details of the offering, including the terms of the  securities offered.